LOCALSHARES INVESTMENT TRUST
618 Church Street, Suite 220
Nashville, Tennessee 37219

October 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LocalShares Investment Trust (File Nos. 333-184163 and 811-22755):
Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), LocalShares Investment Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 5 filed to the Trust’s Registration Statement on Form N-1A, pursuant to the Securities Act and the Investment Company Act of 1940, as amended.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendment because the filing did not include the required interactive data exhibits.

If you have any questions regarding this filing, please contact Diane Palmer at (412) 288-6812.

LOCALSHARES INVESTMENT TRUST

By: /s/ Elizabeth S. Courtney
Name: Elizabeth S. Courtney
Title: Chairman of the Board, President (Principal Executive Officer) & Treasurer (Principal Financial Officer and Principal Accounting Officer)